Union Pacific Resources Group Inc.

NEWS RELEASE                                                             [LOGO]
--------------------------------------------------------------------------------

                   PENNZOIL MANAGEMENT AND BOARD HIDE BEHIND
                       "JUST SAY NO" DEFENSE TO UPR OFFER

 Rejection of UPR's Proposal is "Another 'Dry Hole' for Pennzoil Shareholders"

    Designed to Entrench Management, Response Ignores Shareholder Interests

                   Shareholders Urged to Tender Shares to UPR

        Pennzoil Offers Nothing New; Its Strategic Plans Have Repeatedly
                      Failed to Deliver Shareholder Value

FORT WORTH, TX - JULY 1, 1997 - Union Pacific Resources Group Inc. (NYSE: UPR) today issued the following statement in response to Pennzoil Company's rejection of UPR's offer to acquire Pennzoil:

"Pennzoil's rejection of UPR's offer amounts to another 'dry hole' for Pennzoil shareholders. It is clear that Pennzoil is trying to hide from its shareholders behind a classic 'just say no' defense. Pennzoil is invoking every anti-takeover defense in the book to insulate an entrenched management and prevent shareholders from having an opportunity to decide for themselves. By doing so, the Board is violating its fiduciary duty to Pennzoil shareholders.

"The Pennzoil response today offers nothing new for shareholders. For many years, Pennzoil's management has claimed to be pursuing new strategic initiatives - all without results. Pennzoil shareholders can conclude justifiably that any existing or new plan is likely to fail to deliver shareholder value given the poor track record of management.

"UPR is disappointed, but undeterred by the Board's response. The business rationale of this combination is so powerful, and the premium we are offering shareholders so substantial, that we believe the merger of UPR and Pennzoil is inevitable. We remain committed to pursuing it to its successful conclusion.

"Pennzoil's 'just say no' defense might make sense if the company's own strategic plan had delivered value for shareholders in the past, or if it could deliver anything close to the value that the combined company will. But it has not, and we believe it will not.

o    Pennzoil management is failing to deliver shareholder value.
     ------------------------------------------------------------

     * Since 1990, Pennzoil management has "built" virtually zero value in the company. From the beginning of 1990 until the day before UPR made its offer, Pennzoil's stock price dropped 33%, while the Dow Jones Industrial Average nearly tripled.

     * Pennzoil management has produced this abysmal record even though Pennzoil received a $3 billion windfall from its litigation settlement with Texaco. That settlement would have delivered more value for Pennzoil shareholders if it had simply been deposited in a passbook savings account, rather than being squandered away in the repeated failure of Pennzoil's business plans.

     * Most importantly, Pennzoil has grossly underdeveloped its valuable oil and gas properties because it has mismanaged its capital resources, including the $3 billion Texaco settlement.

o    UPR is offering full and fair value to Pennzoil shareholders.
     -------------------------------------------------------------

     * By any measure, UPR's proposal represents a substantial premium - 56% above the closing price 30 days before we announced our offer and 56% above the average closing price for the 12 months prior to our offer.

     * Just three months ago, Jim Pate, Pennzoil Chairman and CEO, told UPR CEO Jack Messman that Pennzoil sees $80 to $100 as the range of the company's stock price in four or five years - if his strategic plan is successfully implemented. UPR's proposal offers shareholders not speculative value but actual, certain value today that, in present-value terms, is substantially above what Mr. Pate predicts for four to five years from now.

     * Both the cash and stock portions of the transaction are designed to deliver equal value. The stock exchange is structured to offer the same $84 per share value as the cash tender offer, plus providing an upside growth opportunity in the combined company.

"Jim Pate recently made the extraordinary statement that Pennzoil shareholders do not 'fully appreciate' the 'benefits' provided to date by Pennzoil. The action today by Pennzoil's Board is yet another insult to Pennzoil's shareholders.

"We urge the Pennzoil Board to abandon the self-serving, 'just-say-no' strategy of entrenchment. We urge that Pennzoil shareholders express their disagreement with their Board by tendering their shares to UPR."


                                   # # # #

MEDIA CONTACTS:                    INVESTOR RELATIONS CONTACT:
Walter Montgomery                  Michael Liebschwager
212-484-6721                       817-877-6531
Pat Doyle
817-877-6527
ON THE INTERNET: www.upr.com